SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CHINA JO-JO DRUGSTORES, INC.

(successor issuer pursuant to Rule 12g-3 under the Securities Exchange Act of 1934 to China Jo-Jo Drugstores, Inc., a Nevada corporation)

(Name of Issuer)

Ordinary Shares, par value $0.24 per share

(Title of Class of Securities)

G2124G120

(CUSIP Number)

Lei Liu

4th Floor, Building 5, Renxin Yaju, Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014

+86-571-88219579

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LEI LIU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 511,568 SHARES[1,2]
	8.	SHARED VOTING POWER 0 SHARES
	9.	SOLE DISPOSITIVE POWER 511,568 SHARES[1,2]
	10.	SHARED DISPOSITIVE POWER 0 SHARES
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,568 SHARES[1,2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14.	TYPE OF REPORTING PERSON IN

1.	Includes 11,648 shares held by The Liu Family 2021 Trust. Mr. Lei Liu has the sole voting and dispositive power with respect to the shares held by The Liu Family 2021 Trust as its grantor and trustee.

2.	Includes 25,125 shares held by Super Marvel Limited. As a director and 56.5% owner of Super Marvel Limited, which owns the shares, Mr. Lei Liu may be deemed to have the sole voting and dispositive power with respect to all the shares held by Super Marvel Limited.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2014 (the “Schedule 13D”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”) of China Jo-Jo Drugstores, Inc., a Nevada Corporation (“Legacy CJJD”). China Jo-Jo Drugstores Inc., a Cayman Islands exempted company (the “Issuer” or the “Company”), is the successor issuer pursuant to Rule 12g-3 under the Exchange Act to Legacy CJJD and the Schedule 13D now relates to the Issuer's ordinary shares, par value $0.24 per share (the “Ordinary Shares”). This Amendment No. 1 hereby amends and restates all Items of the Schedule 13D as follows:

ITEM 1. SECURITY AND ISSUER

This statement relates to the ordinary shares, par value $0.24 per share, of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company. The principal executive office of the Issuer is located at 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310014.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Lei Liu (the “Reporting Person”).

The Reporting Person is the chief executive officer of the Issuer. He is a citizen of the People’s Republic of China. His principal business address is 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310014.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 1, 2024, the Company issued 420,715 Ordinary Shares (the “Shares”) of restricted stock awards (with the vesting conditions waived) to the Reporting Person. The issuance of the Shares were registered under a Registration Statement on Form S-8 (File No.: 333-277849) filed with the Securities and Exchange Commission and became effective on March 12, 2024.

ITEM 4. PURPOSE OF TRANSACTION.

On March 27, 2024, the Company’s compensation committee of the board of directors approved the issuance of the Shares to the Reporting Person under the Company’s Third Amended and Restated 2010 Equity Incentive Plan, as incentive compensation for the Reporting Person’s work as a director and officer of the Company.

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time, review or reconsider his position and/or change its purpose and/or formulate plans or proposals with respect to those items and/or may determine to acquire additional securities of the Issuer or dispose of or hedge its investment in securities of the Issuer.

The Reporting Person reserves the right from time to time to acquire or dispose of Ordinary Shares, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 2,164,077 Ordinary Shares issued and outstanding as of the date hereof.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as described in Item 4, the Reporting Person has not effected any transaction in the Ordinary Shares within the past sixty days.

(d) No person other than Mr. Lei Liu is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer enumerated in Item 6 of Schedule 13D.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2024

/s/ Lei Liu
Lei Liu

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